Albany International Corp. 216 Airport Drive Rochester, NH 03867 USA Tel: 518 445 2281 john.cozzolino@albint.com www.albint.com

John B. Cozzolino
Chief Financial Officer & Treasurer

February 20, 2013

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.   20549

Re:	Albany International Corp. – Form 10-K for the Year Ended December 31, 2011, filed February 28, 2012 - SEC File No. 001-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated February 12, 2013 relating to the Company’s Form 10-K for the year ended December 31, 2011, which we refer to herein as the “Form 10-K”.  As we discussed with Mr. Blume, in the interest of expediting the Staff’s review of our response to the first comment in your February 12, 2013 letter, we are responding today only to that comment.  Our response to the second comment in your February 12, 2013 letter will be filed under separate cover no later than March 4, 2013, as discussed with Mr. Blume.  For ease of review, we have set forth below the first numbered comment from your letter and our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 23

1.
We have reviewed your response to comment 1 in our letter dated December 4, 2012. Please provide your analysis of the quantitative and qualitative impact of this error correction on your income tax expense. In this regard, we note that this error correction reduced your income tax expense by approximately 33% from the amount that otherwise would have been reported, and it is unclear to us how you determined this was not a material change. Additionally, please explain how investors view your income tax expense in the broader context of your GAAP results.

Response:     When we reviewed the impact of the reduction in tax expense resulting from a current period correction of the prior error as viewed in respect of current income tax expense, we computed the error to be slightly less than 9% of the amount of tax expense from continuing operations that otherwise would have been reported.  If we were to exclude all discrete items, then the amount of the error would be 16% of the amount that otherwise would have been reported.  Please see the table below for our calculations. We believe that your calculation of 33% may have been based on tax expense related to discontinued operations, but the error correction affected only continuing operations.

We believe that investors generally follow one or more of the following three metrics: Adjusted EBITDA, cash flow, or earnings per share excluding restructuring charges and discrete tax adjustments.   The error correction has no effect on any of those metrics.  For those investors who place emphasis on earnings per share without such exclusions, the ongoing tax expense, marked as item ‘D’ in the table below, is the tax expense number, if any, that they would most likely use in their analysis of results.  Thus, we believe that quantitatively the error correction had no impact on measures that investors regard as important and, at most, a 9% impact on current income tax expense to the extent that investors regard that metric at all in the broader context of our GAAP results.  Our calculations follow.

(in thousands, except percentages)
Tax expense from continuing operations	35,779	A
Reduction in tax expense due to error	3,466	B
Tax expense without the error correction	39,245	C
Error, as a percentage of total excluding error	9%	B / C

Details of 2011 Income Tax Expense:
Income from continuing operations, before tax	62,232
Tax rate excluding error and discrete tax adjustments	33.8%
Tax expense, excluding error correction and discrete items	21,011	D

Other tax charges/(credits)
Correction of error	(3,466)
German valuation allowance	22,798
Other discrete tax items	(4,564)
Total other tax charges/(credits)	14,768	E

2011 total tax expense from continuing operations	35,779	D + E

Error, as percentage of tax expense excluding correction and discrete items	16%	B / D

In regard to our qualitative analysis, we reference analyst reports from the two analysts that currently cover the Company and have done so for several years: CLSA and CJS Securities.  CLSA’s valuation of the Company is based on a multiple of EBITDA, as well as cash flow.  CJS Securities values the Company based on a multiple of EBITDA, and they also consider sales growth potential in our Engineered Composites segment.

We make available investor presentations on our web site, the most recent of which is dated November 2012.  The financial data and analysis included in our presentations to investors are intended to provide existing and prospective investors with the information that they want in order to be informed about the Company’s results.  In any such presentations that include tax expense, we would identify unusual items, such as the error, so that they could be excluded when determining the Company’s earnings trend.

The error was prominently disclosed in the rate reconciliation in the 2011 Form 10-K as well as other items within the document, so that any interested person would be able to make his or her own determination as to how, if at all, the item affected his or her view of the Company’s results.

Based on the foregoing quantitative and qualitative analysis, we continue to believe that the error is immaterial to the 2011 income tax expense line item and to the results of the Company in the broader context.

*        *        *

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino
Chief Financial Officer & Treasurer